Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi finalizes Praluent® (alirocumab) restructuring with Regeneron

Paris – April 6, 2020 – Sanofi has finalized the planned restructuring related to Praluent® (alirocumab) with Regeneron Pharmaceuticals, Inc.

Effective April 1, 2020, Sanofi will have sole responsibility for Praluent outside the U.S. Regeneron will have sole responsibility for Praluent in the U.S. The restructuring simplifies the antibody collaboration between the companies, increases efficiency, and streamlines operations for Praluent.

Although each company will have responsibility for supplying Praluent in its respective territory, the companies have entered into agreements to support manufacturing needs in the near term.

Sanofi announced its intent to restructure the antibody collaboration for Praluent and Kevzara® (sarilumab) in December 2019. Sanofi continues to work on assessing the restructuring related to Kevzara given the recently launched U.S. and global clinical programs evaluating Kevzara for patients hospitalized with severe and critical COVID-19 infection.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Sanofi Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 mr@sanofi.com	Sanofi Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

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